UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

F.N.B. Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	25-1255406
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One North Shore Center, 12 Federal Street, Pittsburgh, Pennsylvania	15212
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to so be registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed in connection with the reincorporation of F.N.B. Corporation (the “Company”) from the State of Florida to the Commonwealth of Pennsylvania, pursuant to a plan of conversion approved by the Board of Directors and shareholders of the Company. The reincorporation was accomplished by filing a certificate of conversion with the Florida Secretary of State and a statement of domestication and articles of incorporation with the Pennsylvania Department of State. Additionally, the bylaws approved by the Board of Directors and shareholders of the Company in connection with the reincorporation and plan of conversion became effective upon completion of the reincorporation. The Company hereby amends its prior Form 8-A filed with the Securities and Exchange Commission on December 16, 2003 regarding the description of common stock as set forth herein.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

The authorized Capital Stock of F.N.B. Corporation (the “Company”) consists of 500,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”) and 20,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).

Holders of Common Stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a majority of votes cast (except in a contested election, in which case directors are elected by a plurality of votes cast), and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, shareholders do not have the right to cumulate their votes.

In the event of liquidation, holders of Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any preferred stock then outstanding.

The Company’s Common Stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All of the outstanding shares of Common Stock are validly issued and fully paid.

Holders of Common Stock are entitled to receive such dividends or distributions as the Company’s Board of Directors may declare out of funds legally available for such payments. The payment of distributions by the Company is subject to the restrictions of Pennsylvania law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock. Share dividends, if any are declared, may be paid from authorized but unissued shares.

The Board of Directors has the authority to issue preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), and the number of shares constituting any such series, without any further action by the shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of preferred stock. Any shares of preferred stock which may be issued may rank prior to shares of Common Stock as to payment of dividends and upon liquidation.

The Company currently has outstanding one series of preferred stock, the Series E Preferred Stock. The holders of the Series E Preferred Stock are entitled to receive, if, when and as declared by the Board of Directors, non-cumulative cash dividends at a rate per annum equal to 7.25% payable quarterly in arrears. No dividends may be paid on the Common Stock unless the full dividends for the latest dividend period have been declared and paid in full on all outstanding shares of the Series E Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series E Preferred Stock will be entitled to receive a liquidation amount equal to $1,000 per share plus any declared and unpaid dividends, which shall be paid before any distribution of assets is made to holders of Common Stock or any other capital stock ranking junior to the Series E Preferred Stock. The Series E Preferred Stock does not have voting rights except in limited circumstances, including the right to elect two directors in certain circumstances where dividends have not been paid for six or more quarterly dividend periods; the right to vote on the authorization, creation or issuance of shares of a class or series of stock that is senior to the Series E Preferred Stock with respect to payment of dividends or as to distributions upon the liquidation, dissolution or winding up of the Company; the right to vote on amendments to the articles of incorporation which adversely affect the rights, preferences, privileges or special powers of the Series E Preferred Stock; and the right to vote on a binding share exchange or re-classification involving the Series E Preferred Stock or a merger or consolidation of the Company unless the Series E Preferred Stock remains outstanding or is exchanged for preference securities that are not materially less favorable than the terms of the Series E Preferred Stock.

Provisions in the Company’s articles of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors may fill vacancies on the Board (but only until the next annual meeting of shareholders) resulting from an increase in the number of directors. The Board may consider a broad range of factors in evaluating an unsolicited offer including a tender offer proposal. The Board is authorized, without further shareholder action, to issue from time to time, up to 20,000,000 shares of preferred stock in the aggregate. The Board is empowered to divide any and all of the shares of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. No director may be removed without cause unless the removal is approved by a supermajority vote of 75 percent of the outstanding shares of common stock. The articles of incorporation require transactions with an interested shareholder to be approved by the holders of two-thirds of the voting shares of the Company, other than shares beneficially owned by the interested shareholder, unless a majority of disinterested directors has approved the transaction or the consideration to be received by the shareholders satisfies a “fair price” requirement. An interested shareholder generally is any person who, together with that person’s affiliates and associates, beneficially owns ten percent or more of the voting stock of the Company. The bylaws require shareholders to provide advance written notice to the Company of any director nomination or proposal to be brought before meetings of the Company’s shareholders. The notice must be given within the time periods prescribed by the bylaws (generally, not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the proxy statement released to shareholders for the annual meeting in the immediately preceding year), and must contain information regarding the nominee or proposal and the person making the nomination or proposal, as prescribed by the bylaws.

Item 2.	Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Vincent J. Delie, Jr.
President and Chief Executive Officer

Dated: August 30, 2016

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 30, 2016)

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on August 30, 2016)

4.1	The rights of holders of equity securities are defined in portions of the Company’s Articles of Incorporation and Bylaws, incorporated herein by reference as Exhibits 3.1 and 3.2, respectively.

4.2	The rights of holders of shares of the Company’s Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E, are defined in portions of the Company’s Articles of Incorporation, incorporated herein by reference as Exhibit 3.1.

4.3	Specimen common stock certificate, filed herewith.

4.4	Warrant to purchase up to 651,041.50 shares of common stock of the Company, par value $0.01, issued to the United States Department of the Treasury (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on January 14, 2009).

4.5	Warrant to purchase up to 342,563.96 shares of common stock of the Company, par value $0.01, issued to the United States Department of the Treasury (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on April 8, 2013).